                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. _____)(1)

                        SAVVIS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Bear Stearns Asset Management Inc.
                               383 Madison Avenue
                            New York, New York 10179
                                 (212) 272-2728
                         Attention: Clifford H. Friedman
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  2 of 14 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CONSTELLATION VENTURE CAPITAL II, L.P.
           13-4124531
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          14,101,333(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         14,101,333(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,101,333 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

----------
(1) Does not include any shares of capital stock owned by Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., Welsh, Carson, Anderson & Stowe VI, L.P. and WCAS Management Corporation (collectively, the "WCAS INVESTORS"). Pursuant to a letter agreement dated June 28, 2002 (the "SIDE LETTER") between the WCAS Investors, Savvis (as defined in Item 1 below) and the Constellation Purchasing Entities (as defined in Item 2 below), the WCAS Investors are required to vote their shares of capital stock in favor of the nominee of the Constellation Purchasing Entities to the board of directors of Savvis so long as the Constellation Purchasing Entities are entitled to nominate a director to Savvis's board of directors. The Side Letter is incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto. Does not include the shares of Common Stock issuable upon exercise of certain warrants issued to the Constellation Purchasing Entities for an aggregate total of 10,000,000 shares of Common Stock, which vest incrementally if Savvis meets certain revenue targets. The warrants are incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto.


                               Page 2 of 14 Pages

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  3 of 14 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.
           N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          6,666,666 shares of Common Stock(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         6,666,666 shares of Common Stock(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,666,666 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                               Page 3 of 14 Pages

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  4 of 14 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           THE BSC EMPLOYEE FUND IV, L.P.
           13-4133064
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          5,586,666 shares of Common Stock(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         5,586,666 shares of Common Stock(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,586,666 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                               Page 4 of 14 Pages

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  5 of 14 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CVC II PARTNERS, L.L.C.
           13-4144132
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          312,000 shares of Common Stock(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         312,000 shares of Common Stock(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           312,000 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .003%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                               Page 5 of 14 Pages

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  6 of 14 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           CONSTELLATION VENTURES MANAGEMENT II, LLC
           13-4122121
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          26,354,665 shares of Common Stock(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         26,354,665 shares of Common Stock(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,354,665 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                               Page 6 of 14 Pages

---------------------                                        -------------------
CUSIP NO. 805423 10 0                  13D                   Page  7 of 14 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           BEAR STEARNS ASSET MANAGEMENT INC.
           06-1135182
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

    NUMBER OF            0 shares of Common Stock(1)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          26,666,665 shares of Common Stock(1)
   PERSON WITH     -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                         0 shares of Common Stock(1)
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         26,666,665 shares of Common Stock(1)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           26,666,665 shares of Common Stock(1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |X|
           CERTAIN SHARES*
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                               Page 7 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "COMMON STOCK"), of Savvis Communications Corporation, a Delaware corporation ("SAVVIS"). The principal executive offices of Savvis are located at 12851 World Gate Drive, Herndon, Virginia 20170.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "ACT"), the undersigned hereby file this statement on Schedule 13D on behalf of Constellation Venture Capital II, L.P., a Delaware limited partnership ("ONSHORE II"), Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership ("OFFSHORE II"), The BSC Employee Fund IV, L.P., a Delaware limited partnership ("BSC"), CVC II Partners, L.L.C., a Delaware limited liability corporation ("CVC", and collectively with Onshore II, Offshore II and BSC, the "CONSTELLATION PURCHASING ENTITIES"), Constellation Ventures Management II, LLC, a Delaware limited liability corporation ("CVM II") and Bear Stearns Asset Management Inc., a New York corporation ("BSAM"). Onshore II, Offshore II, BSC, CVC, CVM II and BSAM are sometimes hereinafter referred to as the "REPORTING PERSONS." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

      Onshore II

      (b)-(c) Onshore II is a Delaware limited partnership. The principal business of Onshore II is that of a private investment partnership. The general partner of Onshore II is CVM II. The principal business and principal office address of Onshore II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

      Offshore II

      (b)-(c) Offshore II is a Cayman Islands limited partnership. The principal business of Offshore II is that of a private investment partnership. The general partner of Offshore II is CVM II. The principal business and principal office address of Offshore II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

      BSC

      (b)-(c) BSC is a Delaware limited partnership. The principal business of BSC is that of a private investment partnership. The general partners of BSC are CVM II and Bear Stearns Merchant Capital II, L.P. ("BSMC"). The principal business of BSMC is that of a private investment partnership. The principal business and principal office address of BSC and BSMC is 383 Madison Avenue, New York, New York 10179.


                               Page 8 of 14 Pages

      CVC

      (b)-(c) CVC is a Delaware limited liability corporation. The principal business of CVC is that of a private investment limited liability corporation. The managing member of CVC is The Bear Stearns Companies Inc. ("BSCI"). The principal business of BSCI is that of a securities broker-dealer. The principal business and principal office address of CVC and BSCI is 383
Madison Avenue, New York, New York 10179.

      CVM II

      (b)-(c) CVM II is a Delaware limited liability corporation. The principal business of CVM II is that of a private investment limited liability corporation. The managing member of CVM II is BSAM. The principal business and principal office address of CVM II is 383 Madison Avenue, 28th Floor, New York, New York 10179.

      BSAM

      (b)-(c) BSAM is a New York corporation. The principal business of BSAM is as a registered investment advisor. The principal business and principal office address of BSAM is 383 Madison Avenue, New York, New York 10179. The executive officers and directors of BSAM are citizens of the United States, and their respective principal occupations are set forth in Appendix I attached hereto.

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On June 28, 2002, the Constellation Purchasing Entities purchased from Savvis an aggregate of 20,000 shares of Series A Preferred Stock, par value $.01 per share (the "SERIES A PREFERRED STOCK") and the warrants exercisable for up to an aggregate of 10,000,000 shares of Savvis Common Stock, subject to adjustment (the "WARRANTS"), pursuant to a Securities Purchase Agreement dated as of June 28, 2002 between Savvis and the Constellation Purchasing Entities (the "PURCHASE AGREEMENT"), for an aggregate purchase price of $20,000,000. The Purchase Agreement is incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto. The Series A Preferred Stock is convertible, at any time after the Effective Date (as defined in the Certificate of Designations for the Series A Preferred Stock, the "CERTIFICATE OF DESIGNATIONS"), into Common Stock at a conversion price of $0.75, subject to adjustment in certain circumstances described in the Certificate of Designations. The Certificate of Designations is incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto. The Warrants are exercisable for five years from issuance but only upon Savvis reaching certain revenue targets from certain persons. The Warrants are incorporated by reference herein and any description thereof is qualified in its entirety by


                               Page 9 of 14 Pages
reference thereto. The 20,000 shares of Series A Preferred Stock and the Warrants were purchased by the Constellation Purchasing Entities with working capital.

ITEM 4. PURPOSE OF TRANSACTION.

      The Constellation Purchasing Entities acquired the 20,000 shares of Series A Preferred Stock and Warrants for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in Savvis and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of Savvis, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in Savvis through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

      Except as set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      (a) The Investor Rights Agreement between Savvis, certain of its stockholders and certain other persons, dated as of March 6, 2002, as amended by Amendment No. 1 to the Investor Rights Agreement between Welsh, Carson, Anderson & Stowe VIII, L.P., Reuters Holdings Switzerland SA and Savvis, dated as of June 28, 2002, to which the Constellation Purchasing Entities have become parties pursuant to the Joinder Agreement between Savvis and the Constellation Purchasing Entities, dated as of June 28, 2002, provides that Savvis shall, prior to issuing any New Capital Stock (as defined in the Investor Rights Agreement), offer each Eligible Investor (as defined in the Investor Rights Agreement) an opportunity to purchase all or any portion of its Pro Rata Share (as defined in the Investor Rights Agreement) of such New Capital Stock on terms and conditions no less favorable than those offered to any third party purchaser. The Investor Rights Agreement, Amendment No. 1 to the Investor Rights Agreement and the Joinder Agreement are incorporated by reference herein and any description thereof is qualified in its entirety by reference thereto.

      (d) Pursuant to the Side Letter, the WCAS Investors are required to vote their shares of capital stock in favor of the nominee of the Constellation Purchasing Entities to the board of directors of Savvis so long as the Constellation Purchasing Entities are entitled to nominate a director to Savvis's board of directors. Pursuant to the Side Letter, Savvis is required
(i) no later than July 24, 2002, to cause its board of directors to be increased to ten members and to fill such then created vacancy with a nominee of the Constellation Purchasing Entities and (ii) to cause any nominee designated by the Constellation Purchasing Entities in accordance with
Section 6(a) of the Investor Rights Agreement to be submitted to Savvis's stockholders for election at any time that any persons are submitted to Savvis's stockholders for election to Savvis's board of directors. The Constellation Purchasing Entities intend to nominate Clifford H. Friedman as a director of Savvis no later than July 24, 2002.

                               Page 10 of 14 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as of June 28, 2002 is 26,666,665 or approximately 22% of the outstanding shares of Common Stock, excluding (i) any securities issuable upon exercise of the Warrants and (ii) securities held by the WCAS Investors which are subject to the provisions of the Side Letter.

      (b) The responses of each Reporting Person to Items (7) through (11) of the portions of pages 2 through 7 of this statement on Schedule 13D that relate to shares of Common Stock beneficially owned by such Reporting Person are incorporated herein by reference. The beneficial ownership reported therein is calculated pursuant to Rule 13d-3(d)(1)(i). The Series A Preferred Stock votes on an as-converted basis with the Common Stock on all matters submitted to the holders of Common Stock. The Series A Preferred Stock owned by the Constellation Purchasing Entities represents approximately 8% of the combined voting power of the Common Stock and Series A Preferred Stock, assuming the conversion of all outstanding Series A Preferred Stock.

      (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of Savvis in the past 60 days.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities to which this Schedule 13D relates.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Savvis has agreed, pursuant to the Investor Rights Agreement, to grant certain registration rights to the Constellation Purchasing Entities with respect to the shares of Common Stock issuable (i) upon conversion of the Series A Preferred Stock and (ii) upon exercise of the Warrants.

      The documents referenced in Items 3 and 4 of this statement on Schedule 13D are hereby incorporated by reference.

      Except as set forth in this statement on Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to securities of Savvis, including but not limited to transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The Purchase Agreement, the Warrants, the Joinder Agreement, Amendment No. 1 to the Investor Rights Agreement and the Side Letter were filed as exhibits to Savvis's 8-K filed on July 8, 2002 and are incorporated herein by reference.

      The Investor Rights Agreement and the Certificate of Designations were filed as exhibits to Savvis's 8-K filed on March 27, 2002 and are incorporated herein by reference.


                               Page 11 of 14 Pages

                                    SIGNATURE

      WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

      NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree and represent as follows:

      1. Schedule 13D with respect to the Common Stock, par value $.01 per share, of Savvis Communications Corporation is filed on behalf of each of the parties hereto.

      2. Each of the parties hereto is eligible to use Schedule 13D for the filing of information therein contained.

      3. Each of the parties hereto is responsible for the timely filing of
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated: July 8, 2002


                     CONSTELLATION VENTURE CAPITAL II, L.P.

                     By:  Constellation Ventures Management II, LLC

                          By: Bear Stearns Asset Management Inc.


                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Senior Managing Director


                     CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

                     By:  Constellation Ventures Management II, LLC

                          By: Bear Stearns Asset Management Inc.


                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Senior Managing Director


                     THE BSC EMPLOYEE FUND IV, L.P.

                     By:  Constellation Ventures Management II, LLC

                          By: Bear Stearns Asset Management Inc.

                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Senior Managing Director


                               Page 12 of 14 Pages

                     CVC II PARTNERS, L.L.C.

                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Member


                     CONSTELLATION VENTURES MANAGEMENT II, LLC

                     By:  Bear Stearns Asset Management Inc.

                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Senior Managing Director


                     BEAR STEARNS ASSET MANAGEMENT INC.

                          By: /s/ Clifford H. Friedman
                             --------------------------------------
                             Name:  Clifford H. Friedman
                             Title: Senior Managing Director


                               Page 13 of 14 Pages

                                                                      Appendix I

NAME                                OCCUPATION

Warren J. Spector                   President and Co-Chief Operating Officer of
                                    The Bear Stearns Companies Inc. and Bear
                                    Stearns & Co. Inc. and Member of the Board of Directors of Bear Stearns Asset
                                    Management Inc.

Robert M. Steinberg                 Senior Managing Director of Bear Stearns &
                                    Co. Inc. and Member of the Boards of
                                    Directors of Bear Stearns Asset Management
                                    Inc. and Bear Stearns & Co. Inc.

Doni L. Fordyce                     President, Chief Executive Officer and
                                    Senior Managing Director of Bear Stearns
                                    Asset Management Inc., Member of the Board of Directors of Bear Stearns Asset
                                    Management Inc. and Senior Managing Director of Bear Stearns & Co. Inc.

Mark A. Kurland                     Senior Managing Director and Member of the
                                    Board of Directors of Bear Stearns Asset
                                    Management Inc. and Senior Managing Director of Bear Stearns & Co. Inc.

Steven Bornstein                    General Counsel, Executive Vice President
                                    and Managing Director of Bear Stearns Asset
                                    Management Inc.

Michael Guarasci                    Chief Financial Officer and Senior Managing
                                    Director of Bear Stearns Asset Management
                                    Inc.

Lawrence Lafer                      Secretary, Compliance Officer and Managing
                                    Director of Bear Stearns Asset Management
                                    Inc.


                               Page 14 of 14 Pages